

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2013

Via E-mail
Patrick S. Carter
Chief Executive Officer
808 Renewable Energy Corporation
13880 Harbor Boulevard, Building 8A
Garden Grove, California 92843

>   **Re: 808 Renewable Energy Corporation**
>   **Amendment No. 5 to Registration Statement on**
>   **Form S-1**
>   **Filed on November 12, 2013**
>   **File No. 333-184319**

Dear Mr. Carter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the interim financial statements and notes, as well any related interim financial information within the registration statement as required by Rule 8-08 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operation, page 28

2. We note your response to comment 2 in our letter dated November 11, 2013 as well as the revisions to your disclosure. If material, please provide similar additional disclosures for each metric you provide in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

Exhibit 23.1

3. Please request your independent auditor to revise the scope of the audit work referenced in the consent filed as exhibit 23.1 to align with the audit report included in your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, staff attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3270 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

Cc: Christopher A. Wilson, Esq.
        Wilson & Oskam, LLP